SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

____________

FORM 11-K

____________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number          001-00368

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

____________

PN:001

CHEVRON
EMPLOYEE SAVINGS INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016 AND 2015

MORRIS DAVIS CHAN &TAN LLP
Certified Public Accountants

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1-2
Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2016 and 2015	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	4
Notes to Financial Statements	5-14
Supplemental Schedule:

Schedule H - Part IV, Line 4(i) - Schedule of Assets Held as of December 31, 2016	15-22

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
Chevron Employee Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chevron Employee Savings Investment Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets held as of December 31, 2016 has been subjected to the auditing procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the basic financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP
Alameda, California
June 21, 2017

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015
(thousands of dollars)

	2016	2015

Assets

Investments - at fair value:
Chevron Corporation common stock	$8,516,499	$7,075,997
Registered investment companies	4,456,960	8,441,254
Vanguard Brokerage Option	276,501	270,903
Collective investment funds	5,713,241	884,386
Separate Account	284,152	277,125
Total investments	19,247,353	16,949,665
Notes receivable from participants	135,116	138,652

Total assets	19,382,469	17,088,317

Liabilities	—	—

Net assets available for benefits	$19,382,469	$17,088,317
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016
(thousands of dollars)

Additions

Contributions:
Employer contributions	$282,362
Participant contributions	357,240
Participant rollovers	324,622
Total contributions	964,224

Investment income
Net appreciation in fair value of investments	2,678,739
Dividends	509,742
Interest	11,875
Total investment increase	3,200,356

Interest on notes receivable from participants	4,179

Total additions	4,168,759

Deductions

Distribution to participants	1,870,447
Administrative fees	4,106
Total deductions	1,874,553

Intra-plan transfers	(54)

Net increase	2,294,152

Net assets available for benefits:
Beginning of year	17,088,317

End of year	$19,382,469
The accompanying notes are an integral part of these financial statements.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 - Description of the Plan

The following description of the Chevron Employee Savings Investment Plan (ESIP or the Plan), provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that is intended to be a qualified profit-sharing plan under section 401(a) of the Internal Revenue Code (the Code), a qualified cash or deferred arrangement under section 401(k) of the Code, and, effective December 1, 1989, to include a leveraged Employee Stock Ownership Plan (ESOP) qualified under section 4975(e)(7) of the Code.

Plan Sponsor/Administrator. Chevron Corporation (the Corporation) is the Plan Sponsor and the Plan Administrator of the ESIP. It has the authority to appoint one or more trustees to hold the assets of the Plan and to appoint a recordkeeper. In its capacity as fiduciary, the Corporation makes such rules, regulations and computations and takes whatever action is necessary to administer the Plan in accordance with provisions of the Code and the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility. Employees of the Corporation and each other participating company (Company) or employees who are represented by a labor organization that has bargained for and agreed to participation in the Plan are eligible to join the Plan if they are on the U.S. payroll.

Contributions. Participants may contribute up to 75 percent of regular pay as combined basic (1 or 2 percent) and supplemental (up to 73 percent) contributions. For 2016, the maximum contribution amount on a before-tax and Roth 401(k) basis was the annual IRC limit of $18,000, for participants under age 50 and $24,000 for participants age 50 and up. The Plan has a fixed match feature. The Company will match 4 percent of regular pay on the first 1 percent of the participant’s basic contribution to the Plan or 8 percent of regular pay on the first 2 percent of the participant’s basic contribution to the Plan. Both participant and company match contributions to the Plan ceased when a participant reached regular pay of $270,000 for the year 2016. Effective February 16, 2015, the company matching contribution is made in cash (Chevron stock prior to February 16, 2015) and distributed according to the participants’ current payroll deduction distribution elections. Participants may elect to receive dividends on shares in their Chevron Stock account as a taxable distribution, or reinvest the dividends into their accounts.

Participant Accounts. Contributions are invested in funds within a number of Plan accounts. Employee contributions are comprised of basic and supplemental contributions and rollover contributions from other qualified retirement plans or from a rollover IRA, on a pre-tax, after-tax, or Roth 401(k) basis.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 - Description of the Plan (Continued)

Vesting. Employees are always fully vested in all contributions to their accounts, as well as the investment income earned from all contributions to the Plan.

Trustee. Vanguard Fiduciary Trust Company (Vanguard) is the trustee of the Plan. Vanguard is also the Plan’s recordkeeper. The trustee has the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement. The Corporation and Vanguard entered into a sub-trust agreement with State Street Bank and Trust Company (State Street) to perform custodial and administrative functions for the Dodge & Cox Income Separate Account (Separate Account).

Notes Receivable from Participants. The Plan loan provision allows participants to borrow funds from their Plan account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their total vested account balance or the value of the account(s) used to fund the loan. The minimum loan is $1,000. The minimum term for repayment of any loan is 6 months and the maximum term is 5 years. However, the maximum term for repayment of a loan to purchase the participant’s principal residence is 25 years. Loans bear a fixed rate of interest equal to 2 percent plus the average one-year jumbo certificate of deposit rate, as published in The Wall Street Journal on the last Wednesday of the preceding month. Interest rates charged during 2016 and 2015 ranged from 2.23% to 9.76%. Most loan repayments are made through payroll deductions and the principal and interest paid by the participants are reinvested in the participants’ accounts. Notes receivable from participants totaled $135,115,786 and $138,652,382 as of December 31, 2016 and 2015, respectively.

Plan Termination. The Corporation expects to continue the ESIP indefinitely, but has the authority to amend or terminate the ESIP at any time. In the event of a plan termination, the trust fund shall continue until any previously unallocated assets of the Plan are allocated to accounts and distributed to participants or beneficiaries in accordance with applicable law and pursuant to written rules and procedures adopted by the Corporation prior to such termination. In addition, upon plan termination, neither the Corporation nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

Plan Expenses. In accordance with the Department of Labor’s (DOL) rules under ERISA section 408(b)(2), total all-in fees are disclosed by the service provider. In accordance with these DOL rules, recordkeeping and trustee fees are unbundled and paid by the participants. Other administrative expenses relating to the Plan, including audit fees and participant education retirement services are paid by the Plan to the extent Plan forfeiture funds are sufficient. If not, such fees are paid by the Corporation. Certain Chevron employee and administrative costs are being reimbursed to the Corporation by the Plan.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 2 - Summary of Significant Accounting Policies

Accounting Pronouncements Adopted. In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II eliminates the requirements for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. Part II also requires that investments be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively, and Part III prospectively with early adoption permitted. The Corporation adopted the standard effective January 1, 2015. The Plan’s financial statements are presented to conform to the requirements of Parts II and III of the ASU. Part I of the ASU has no impact on the Plan’s financial statements since the Plan does not hold fully benefit-responsive investment contracts.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  The update applies to reporting entities that elect to measure the fair value of an investment using the net asset value (NAV) per share (or its equivalent) practical expedient. The update simplifies Topic 820 by removing the requirement to categorize within the fair value hierarchy investments which use the net asset value as a practical expedient and removes certain disclosures for all such investments. ASU No. 2015-07 is effective retrospectively for fiscal years beginning after December 15, 2016, with early adoption permitted. ASU 2015-07 has no impact on the Plan’s financial statements since there are no investments that calculate NAV practical expedient.

The following are the significant accounting policies followed by the Plan:

Basis of Accounting. The financial statements of the ESIP are presented on the accrual basis of accounting.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition. Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in the core and supplemental options are valued on each business day on which the New York Stock Exchange is open for trading to reflect contributions, distributions, income, expenses, gains and losses. The difference between cost and market value represents unrealized appreciation or depreciation as of the reporting date. The valuation of the underlying securities in the Vanguard Brokerage Option are determined by Vanguard Brokerage Service daily.

Net appreciation (depreciation) in fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation).

Realized gains (losses) on investments are based on sales proceeds less average cost. Sales and purchases between participants are included in realized gains (losses). Security purchases and sales are recorded as of the trade date for such transactions.

Dividend income earned on investments held and interest income earned on funds pending investment are recorded on an accrual basis.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 - Fair Value Measurements

Accounting Standard Codification (ASC) 820, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

•	Common stocks, preferred stocks and debt instruments are valued at the closing price reported on the active market on which the individual securities are traded.

•	Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.

•
Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 - Fair Value Measurements (Continued)

•	Corporate bonds are valued at the closing price reported in the active market in which the bond is traded.

•	U.S. government securities are valued at the closing price reported in the active market in which the individual security is traded

•	Mortgages are valued on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.

•	Asset backed securities are priced based on a compilation of primarily observable market information.

•	Cash equivalents are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015:

	Investments at Fair Value (in thousands) as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Common stocks	$8,516,499	$—	$—	$8,516,499
Registered investment companies	4,456,960	—	—	4,456,960
Vanguard Brokerage Option	276,501	—	—	276,501
Collective investment funds	—	5,713,241	—	5,713,241
Separate Account:
Corporte bonds	—	123,313	—	123,313
Mortgages	—	93,549	—	93,549
U.S. government securities	—	53,957	—	53,957
Asset-backed securities	—	675	—	675
Preferred stock	—	2,774		2,774
Cash equivalents	—	10,756	—	10,756
Receivables	—	2,821	—	2,821
Liabilities	—	(3,693)	—	(3,693)
	—	284,152	—	284,152

Total investments, at fair value	$13,249,960	$5,997,393	$—	$19,247,353

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 - Fair Value Measurements (Continued)

	Investments at Fair Value (in thousands) as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Common stocks	$7,075,997	$—	$—	$7,075,997
Registered investment companies	8,441,254	—	—	8,441,254
Vanguard Brokerage Option	270,903	—	—	270,903
Collective investment funds	—	884,386	—	884,386
Separate Account:
Corporte bonds	—	135,095	—	135,095
Mortgages	—	92,492	—	92,492
U.S. government securities	—	27,193	—	27,193
Asset-backed securities	—	10,212	—	10,212
Preferred stock	—	2,793	—	2,793
Cash equivalents	—	6,832	—	6,832
Receivables	—	2,685	—	2,685
Liabilities	—	(177)	—	(177)
	—	277,125	—	277,125

Total investments, at fair value	$15,788,154	$1,161,511	$—	$16,949,665

NOTE 4 - Investments

At December 31, 2016 and 2015, the following broad range of investment options were available to participants:

Core Funds

Fund Name	Fund Type
Chevron Leveraged ESOP	Company Stock
Chevron Stock	Company Stock
Vanguard Prime Money Market Fund*	Money Market
Vanguard Federal Money Market Fund**	Money Market
Vanguard Total Bond Market Index Fund*	Fixed Income
Vanguard Institutional Total Bond Market Index Trust**	Comingled Funds
Vanguard Short-Term Bond Index Fund	Fixed Income
Vanguard Institutional Index Fund*	Large-Cap Stock
Vanguard Institutional 500 Index Trust**	Comingled Funds
Vanguard Total Stock Market Index Fund*	Growth and Income Stock
Vanguard Institutional Total Stock Market Index Trust**	Comingled Funds
Vanguard Extended Market Index Fund*	Small & Mid-Cap Growth Stock

* Fund was terminated as an investment option effective June 27, 2016.
** Fund was added as an investment option effective June 27, 2016.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 4 - Investments (Continued)

Core Funds (Continued)

Fund Name	Fund Type
Vanguard Institutional Extended Market Trust**	Comingled Funds
Vanguard Developed Markets Index Fund	International Stock
Vanguard Small Cap Index Fund	Small Cap Value Stock
Vanguard REIT Index Fund	Real Estate
Vanguard Emerging Markets Stock Index Fund	International Stock
Vanguard Total World Stock Index Fund	Global Stock
SSgA US Inflation Protected Bond Fund	Fixed Income

Target Date Retirement Funds

Fund Name	Fund Type
Vanguard Target Retirement Income Trust Plus	Balanced
Vanguard Target Retirement 2010 Trust Plus	Balanced
Vanguard Target Retirement 2015 Trust Plus	Balanced
Vanguard Target Retirement 2020 Trust Plus	Balanced
Vanguard Target Retirement 2025 Trust Plus	Balanced
Vanguard Target Retirement 2030 Trust Plus	Balanced
Vanguard Target Retirement 2035 Trust Plus	Balanced
Vanguard Target Retirement 2040 Trust Plus	Balanced
Vanguard Target Retirement 2045 Trust Plus	Balanced
Vanguard Target Retirement 2050 Trust Plus	Balanced
Vanguard Target Retirement 2055 Trust Plus	Balanced
Vanguard Target Retirement 2060 Trust Plus	Balanced

Supplemental Funds

Fund Name	Fund Type
Dodge & Cox Income Separate Account	Fixed Income
Vanguard Windsor II Fund	Large-Cap Value Stock
Vanguard PRIMECAP Fund	Large-Cap Growth Stock
Artisan Mid Cap Fund***	Mid-Cap Growth Stock
Neuberger Berman Genesis Fund***	Small-Cap Blend Stock
American Funds EuroPacific Growth Fund	International Stock

** Fund was added as an investment option effective June 27, 2016.
*** Fund was terminated as an investment option effective February 16, 2015.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 4 - Investments (Continued)

Vanguard Brokerage Option (VBO)

Through the Vanguard Brokerage Services, a participant may choose from approximately 6,000 mutual funds from Vanguard and other companies, and Exchange-Traded Funds that are not included in the core or supplemental investment funds. There is a $50 annual fee charged to participants who use this option that is paid directly to Vanguard. Within each fund offered in the VBO additional fees may be charged, either accrued within a fund’s pooled price or charged directly on deposits or withdrawals depending upon the Investment.

NOTE 5 - Income Taxes

The Plan received a determination letter dated October 23, 2013 from the Internal Revenue Service (IRS) stating that the Plan is qualified with the applicable requirements of the Code. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation has indicated that it will take necessary steps, if any, to maintain the Plan’s qualified status.

NOTE 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes, both positive and negative, in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 - Related Party Transactions

Certain Plan investments consist of shares of registered investment funds managed by Vanguard Fiduciary Trust Company and shares of common stock of the Corporation. Transactions with Vanguard Fiduciary Trust Company, as the trustee and recordkeeper, and the Corporation as the Plan sponsor and Plan administrator, qualify as party-in-interest transactions.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 8 - Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•
On February 17, 2016, six participants of the Plan filed a class action complaint against the Corporation and the ESIP Investment Committee (collectively “Chevron”) alleging fiduciary breaches under the ERISA. The plaintiffs sought to recover for the Plan losses allegedly incurred as a result of purportedly excessive administrative and investment fees and imprudent investment options. Chevron filed a motion to dismiss the complaint. That motion was granted but the court allowed the plaintiffs to amend their complaint, which they did.  Chevron then moved to dismiss that amended complaint.  The court granted that motion, dismissing the case with prejudice, and entered judgment in Chevron’s favor on May 31, 2017. On June 9, 2017, Plaintiffs filed their Notice of Appeal of the district court’s order granting defendants’ motion to dismiss the amended complaint. No hearing on the appeal has been set.

•
In 2016, the Corporation has subjected the Plan’s recordkeeping and trust services under the Request For Procurement (RFP) process.  The RFP process has been concluded and a service provider has been chosen.  The Corporation is presently working on its communication plans and will announce the chosen service provider later in 2017.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2016
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

	COMMON STOCK
*	Chevron Corporation	Common Stock	72,357,684	$8,516,499

	TOTAL COMMON STOCK			8,516,499

	REGISTERED INVESTMENT COMPANIES
*	Vanguard PRIMECAP Fund		8,943,776	973,351
*	Vanguard Federal Money Market Fund		1,098,252,406	1,098,252
*	Vanguard Developed Markets Index Fund		36,303,149	666,889
*	Vanguard Windsor II Fund		9,940,600	619,796
*	Vanguard Short-Term Bond Fund Index		26,305,987	274,371
*	Vanguard Small Cap Index Fund		1,460,755	260,423
*	Vanguard REIT Index Fund		7,968,665	144,153
*	Vanguard Emerging Market Stock Index Fund		4,989,843	112,970
*	Vanguard World Stock Fund		495,632	61,805
*	American Funds EuroPacific Growth Fund		5,438,453	244,950

	TOTAL REGISTERED INVESTMENT COMPANIES			4,456,960

*	VANGUARD BROKERAGE OPTION			276,501

	COLLECTIVE INVESTMENT FUNDS
*	Vanguard Institutional 500 Index Trust		15,725,543	1,779,660
*	Vanguard Institutional Total Bond Market Index Trust		12,336,297	1,199,582
*	Vanguard Institutional Extended Market Trust		8,055,627	965,145
*	Vanguard Institutional Total Stock Market Index Trust		6,202,092	708,589
*	Vanguard Target Date Retirement Trust Plus		1,091,899	42,475
*	Vanguard Target Date Retirement Trust 2010 Plus		934,926	38,201
*	Vanguard Target Date Retirement Trust 2015 Plus		2,900,233	125,696
*	Vanguard Target Date Retirement Trust 2020 Plus		5,731,702	259,359
*	Vanguard Target Date Retirement Trust 2025 Plus		4,512,012	210,350
*	Vanguard Target Date Retirement Trust 2030 Plus		2,169,436	104,090
*	Vanguard Target Date Retirement Trust 2035 Plus		1,436,879	70,881
*	Vanguard Target Date Retirement Trust 2040 Plus		1,211,005	60,671
*	Vanguard Target Date Retirement Trust 2045 Plus		1,076,124	54,000
*	Vanguard Target Date Retirement Trust 2050 Plus		698,760	35,078
*	Vanguard Target Date Retirement Trust 2055 Plus		265,222	13,296
*	Vanguard Target Date Retirement Trust 2060 Plus		254,214	7,667
*	SSgA Inflation Prot Bond Index		2,882,085	38,501

	TOTAL COLLECTIVE INVESTMENT FUNDS			5,713,241

	SEPARATE ACCOUNT
	Preferred Stock
	Citigroup	Capital XIII Preferred Stock	107,450	2,774

	Corporate bonds
	21st Century Fox America Company	Guaranty 02/41 6.150%	295,000	349
	21st Century Fox America Company	Guaranty 03/37 6.150%	290,000	339
	21st Century Fox America Company	Guaranty 11/37 6.650%	80,000	98
	21st Century Fox America Company	Guaranty 12/34 6.200%	70,000	82
	21st Century Fox America Company	Guaranty 12/35 6.400%	285,000	340
	Anthem Inc	Sr Unsecured 06/17 5.875%	160,000	163
	AT&T Corp Company	Guaranty 11/31 8.250%	821,000	1,141

* Party-in-interest as defined by ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2016
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

AT&T Inc	Sr Unsecured 02/47 5.650%	475,000	$509
AT&T Inc	Sr Unsecured 03/48 4.500%	1,125,000	1,011
AT&T Inc	Sr Unsecured 05/46 4.750%	475,000	450
AT&T Inc	Sr Unsecured 09/40 5.350%	560,000	575
Bank of America Corp Capital Trust XI Limited	Guaranty 05/36 6.625%	2,470,000	2,733
Bank of America Corp	Sr Unsecured 06/19 7.625%	1,525,000	1,714
Bank of America Corp	Sr Unsecured 07/20 5.625%	400,000	440
Bank of America Corp	Subordinated 08/24 4.200%	400,000	407
Bank of America Corp	Subordinated 10/26 4.250%	375,000	380
Bank One Capital III	Limited Guaranty 09/30 8.750%	450,000	633
Barclays	Plc Subordinated 09/24 4.375%	1,450,000	1,438
BHP Billiton Fin USA Ltd Company	Guaranty 144A 10/75 Var 6.750%	1,375,000	1,543
BNP Paribas	10/24 4.250%	2,825,000	2,832
BNP Paribas	Guaranty 144A 09/25 Var 4.375%	675,000	671
BNSF Railway Co	2007 1 P Pass Thru Ce 04/24 5.996%	369,536	412
Boston Properties LP	Sr Unsecured 05/21 4.125%	955,000	1,009
Boston Properties LP	Sr Unsecured 10/19 5.875%	475,000	518
Boston Properties LP	Sr Unsecured 11/18 3.700%	280,000	288
Boston Properties LP	Sr Unsecured 11/20 5.625%	545,000	601
Burlingtn No	SF 06 1 TR Pass Thru Ce 01/24 5.720%	145,980	160
Burlingtn No	SF 06 2 TR Pass Thru Ce 04/24 5.629%	191,521	211
Burlingtn No	SF 99 2 TR Pass Thru Ce 01/21 7.570%	77,916	84
Burlingtn North Santa Fe	Sr Unsecured 09/22 3.050%	575,000	587
Burlingtn North Santa Fe	Sr Unsecured 09/23 3.850%	475,000	503
Capital One Financial Co	Sr Unsecured 06/23 3.500%	1,545,000	1,551
Capital One Financial Co	Sr Unsecured 07/21 4.750%	450,000	487
Capital One Financial Co	Sr Unsecured 10/25 4.200%	700,000	702
Cemex Finance LLC	Sr Secured 144A 04/24 6.000%	1,975,000	2,029
Cemex Sab De Cv	Sr Secured 144A 01/21 7.250%	275,000	293
Cemex Sab De Cv	Sr Secured 144A 05/25 6.125%	1,175,000	1,201
Charter Comm Opt LLC/CAP	Sr Secured 07/25 4.908%	700,000	738
Charter Comm Opt LLC/CAP	Sr Secured 10/45 6.484%	575,000	665
Cigna Corp	Sr Unsecured 01/33 VAR	260,000	344
Cigna Corp	Sr Unsecured 02/42 5.375%	925,000	1,030
Cigna Corp	Sr Unsecured 03/23 7.650%	270,000	327
Cigna Corp	Sr Unsecured 05/27 7.875%	290,000	382
Cigna Corp	Sr Unsecured 11/36 6.150%	540,000	626
Cox Communications Inc	Sr Unsecured 144A 01/19 9.375%	1,100,000	1,243
Cox Communications Inc	Sr Unsecured 144A 02/25 3.850%	1,400,000	1,373
Cox Communications Inc	Sr Unsecured 144A 12/22 3.250%	1,575,000	1,534
CRH America Inc Company	Guaranty 144A 05/25 Var 3.875%	725,000	738
CSX Transportation Inc	Sr Secured 01/23 6.251%	137,486	158
CSX Transportation Inc	Sr Unsecured 06/20 9.750%	100,000	123
Diamond 1 Fin/Diamond 2	Sr Secured 144A 06/21 4.420%	1,150,000	1,190
Diamond 1 Fin/Diamond 2	Sr Secured 144A 06/23 5.450%	1,400,000	1,485
Dillards Inc	Sr Unsecured 05/27 7.750%	125,000	147
Dillards Inc	Sr Unsecured 07/26 7.750%	210,000	240
Dillards Inc	Sr Unsecured 08/18 7.130%	230,000	246
Dillards Inc	Sr Unsecured 12/28 7.000%	280,000	314
Dominion Resources Inc Jr	Subordina 04/21 VAR	400,000	417
Dominion Resources Inc Jr	Subordina 10/54 VAR	1,325,000	1,358
Dow Chemical Co/The	Sr Unsecured 05/39 9.400%	1,225,000	1,901
Dow Chemical Co/The	Sr Unsecured 11/29 7.375%	480,000	631
Eaton Corp Company	Guaranty 11/22 2.750%	650,000	644

* Party-in-interest as defined by ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2016
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

Enel Finance Intl Nv Company	Guaranty 144A 09/37 6.800%	1,300,000	$1,580
Enel Finance Intl Nv Company	Guaranty 144A 10/39 6.000%	700,000	782
ERP Operating LP	Sr Unsecured 04/23 3.000%	625,000	616
ERP Operating LP	Sr Unsecured 12/21 4.625%	448,000	487
FedEx Corp	1998 Pass Tst Pass Thru Ce 07/23 6.720%	143,076	158
Ford Motor Credit Co LLC	Sr Unsecured 01/20 8.125%	300,000	346
Ford Motor Credit Co LLC	Sr Unsecured 08/21 5.875%	1,800,000	1,988
Ford Motor Credit Co LLC	Sr Unsecured 09/22 4.250%	525,000	541
HP Enterprise Company	Sr Unsecured 144A 10/20 3.600%	675,000	687
HSBC Holdings Plc	Plc Sr Unsecured 03/26 4.300%	400,000	415
HSBC Holdings Plc	Plc Sr Unsecured 04/21 5.100%	515,000	557
HSBC Holdings Plc	Plc Subordinated 05/36 6.500%	1,560,000	1,924
HSBC Holdings Plc	Plc Subordinated 09/37 6.500%	1,060,000	1,314
Imperial Brands Finance Company	Guaranty 144A 07/22 3.750%	975,000	1,001
Imperial Brands Finance Company	Guaranty 144A 07/25 4.250%	2,425,000	2,503
JPMorgan Chase & Co	Subordinated 09/24 3.875%	850,000	860
Kinder Morgan Ener Part Company	Guaranty 02/24 4.150%	1,550,000	1,571
Kinder Morgan Ener Part Company	Guaranty 03/43 5.000%	1,125,000	1,085
Kinder Morgan Ener Part Company	Guaranty 09/39 6.500%	1,575,000	1,729
Kinder Morgan Inc/Delawa Company	Guaranty 144A 11/23 5.625%	475,000	521
Lloyds Banking Group	Plc Subordinated 03/26 4.650%	675,000	684
Lloyds Banking Group	Plc Subordinated 11/24 4.500%	1,445,000	1,471
Macys Retail Hldgs Inc Company	Guaranty 01/32 6.900%	520,000	578
Macys Retail Hldgs Inc Company	Guaranty 02/28 7.000%	255,000	291
Macys Retail Hldgs Inc Company	Guaranty 03/37 6.375%	730,000	771
Macys Retail Hldgs Inc Company	Guaranty 04/29 6.900%	490,000	555
Macys Retail Hldgs Inc Company	Guaranty 07/24 6.650%	390,000	447
Macys Retail Hldgs Inc Company	Guaranty 07/34 6.700%	835,000	910
Macys Retail Hldgs Inc Company	Guaranty 09/28 6.700%	220,000	239
Myriad Int Holdings Bv Company	Guaranty 144A 07/20 6.000%	1,275,000	1,379
Myriad Int Holdings Bv Company	Guaranty 144A 07/25 5.500%	1,575,000	1,586
Navient Corp.	Sr Unsecured 06/18 8.450%	1,300,000	1,401
Navient Corp.	Sr Unsecured 09/17 4.625%	275,000	279
Nordstrom Inc	Sr Unsecured 03/28 6.950%	125,000	151
Petrobras Global Finance Company	Guaranty 01/20 5.750%	290,000	294
Petrobras Global Finance Company	Guaranty 05/23 4.375%	1,525,000	1,332
Petroleos Mexicanos Company	Guaranty 01/25 4.250%	1,475,000	1,356
Petroleos Mexicanos Company	Guaranty 01/45 6.375%	1,250,000	1,138
Petroleos Mexicanos Company	Guaranty 01/46 5.625%	800,000	664
Petroleos Mexicanos Company	Guaranty 06/35 6.625%	1,425,000	1,404
Petroleos Mexicanos Company	Guaranty 144A 03/27 6.500%	650,000	670
Provident Companies Inc	Sr Unsecured 03/28 7.250%	245,000	290
Relx Capital Company	Guaranty 01/19 8.625%	275,000	309
Relx Capital Company	Guaranty 10/22 3.125%	1,240,000	1,229
Rio Oil Finance Trust	Sr Secured 144A 01/27 9.750%	2,745,482	2,526
Rio Oil Finance Trust	Sr Secured 144A 07/24 9.250%	2,618,101	2,461
Royal Bk Scotlnd Grp	Plc Subordinated 12/22 6.125%	2,250,000	2,392
Royal Bk Scotlnd Grp	Plc Subordinated 12/23 6.000%	1,100,000	1,143
Telecom Italia Capital Company	Guaranty 06/18 6.999%	1,135,000	1,209
Telecom Italia Capital Company	Guaranty 06/19 7.175%	1,825,000	2,021
Telecom Italia Capital Company	Guaranty 06/38 7.721%	550,000	572
Telecom Italia Capital Company	Guaranty 07/36 7.200%	425,000	419
Telecom Italia Spa	Sr Unsecured 144A 05/24 5.303%	750,000	733
Time Warner Cable Inc Company	Guaranty 02/19 8.750%	335,000	378

* Party-in-interest as defined by ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2016
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

Time Warner Cable Inc Company	Guaranty 02/20 5.000%	80,000	$85
Time Warner Cable Inc Company	Guaranty 07/38 7.300%	800,000	984
Time Warner Cable Inc Company	Guaranty 09/21 4.000%	760,000	780
Time Warner Inc Company	Guaranty 04/31 7.625%	885,000	1,200
Time Warner Inc Company	Guaranty 05/32 7.700%	1,180,000	1,599
TransCanada Trust Company	Guaranty 05/75 VAR	1,450,000	1,465
TransCanada Trust Company	Guaranty 08/76 VAR	450,000	468
Ultrapar International SA Company	Guaranty 144A 10/26 5.250%	1,125,000	1,102
Union Pacific RR Co	07 3 Pass Thru Ce 01/31 6.176%	300,926	345
UNP RR Co	2006 Pass Trst Pass Thru Ce 07/30 5.866%	408,522	458
Unum Group	Sr Unsecured 02/28 7.190%	110,000	126
Unum Group	Sr Unsecured 12/28 6.750%	75,000	85
Verizon Communications	Sr Unsecured 01/36 4.272%	3,467,000	3,318
Verizon Communications	Sr Unsecured 09/43 6.550%	1,375,000	1,717
Vulcan Materials Co	Sr Unsecured 06/21 7.500%	1,490,000	1,754
Wells Fargo & Company	Subordinated 07/27 4.300%	1,325,000	1,363
Wells Fargo Bank NA	Unsecured 12/19 2.150%	1,750,000	1,749
Wells Fargo Bank NA	Unsecured 12/19 VAR	900,000	902
Xerox Corporation	Sr Unsecured 05/18 6.350%	1,060,000	1,118
Xerox Corporation	Sr Unsecured 05/21 4.500%	395,000	411
Xerox Corporation	Sr Unsecured 12/19 5.625%	665,000	715
Zoetis Inc	Sr Unsecured 11/20 3.450%	450,000	462
Zoetis Inc	Sr Unsecured 11/25 4.500%	775,000	822

Total Corporate bonds			123,313

Mortgages
Chase Issuance Trust Chait	Chait 2015 A2 A2	1,100,000	1,103
Fannie Mae	Fnr 2007 47 PE	446,812	479
Fannie Mae	Fnr 2008 24 GD	16,021	18
Fannie Mae	Fnr 2009 40 TB	47,248	52
Fannie Mae	Fnr 2009 53 QM	23,152	25
Fannie Mae	Fnr 2010 123 WT	417,157	484
Fannie Mae	Fnr 2010 136 BA	2,987,122	3,121
Fannie Mae	Fnr 2013 101 CF	1,743,831	1,759
Fannie Mae	Fnr 2013 118 FB	782,440	786
Fannie Mae	Fnr 2013 26 FE	1,167,483	1,159
Fannie Mae Whole Loan	Fnw 2003 W2 1A2	75,620	87
Fannie Mae Whole Loan	Fnw 2004 W2 5A	55,008	62
Fannie Mae Whole Loan	Fnw 2004 W8 3A	39,571	45
Fannie Mae Whole Loan	Fnw 2005 W1 1A3	67,326	79
Fannie Mae Whole Loan	Fnw 2007 W10 1A	140,256	156
Fannie Mae Whole Loan	Fnw 2007 W10 2A	40,957	45
Federal Home Loan	PC Pool 1B1150	70,099	75
Federal Home Loan	PC Pool 1G2080	81,874	87
Federal Home Loan	PC Pool 1G2667	42,784	45
Federal Home Loan	PC Pool 1H2581	75,093	79
Federal Home Loan	PC Pool 1Q0479	98,844	104
Federal Home Loan	PC Pool 1Q0556	45,108	48
Federal Home Loan	PC Pool 1Q0557	78,840	84
Federal Home Loan	PC Pool 1Q0558	106,022	112
Federal Home Loan	PC Pool 1Q1400	405,391	431
Federal Home Loan	PC Pool 2B2591	628,780	646
Federal Home Loan	PC Pool 2B3797	963,993	984

* Party-in-interest as defined by ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2016
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

Federal Home Loan	PC Pool 781274	53,317	$56
Federal Home Loan	PC Pool 782735	298,232	316
Federal Home Loan	PC Pool 840380	1,611,116	1,644
Federal Home Loan	PC Pool 840402	3,718,684	3,797
Federal Home Loan	PC Pool 847671	41,445	44
Federal Home Loan	PC Pool 848349	28,949	31
Federal Home Loan	PC Pool 849254	1,014,768	1,057
Federal Home Loan	PC Pool 849625	1,302,075	1,338
Federal Home Loan	PC Pool C91857	1,143,083	1,214
Federal Home Loan	PC Pool E02703	871,476	917
Federal Home Loan	PC Pool G01665	117,366	132
Federal Home Loan	PC Pool G01749	50,998	57
Federal Home Loan	PC Pool G01767	36,701	42
Federal Home Loan	PC Pool G01777	1,595,136	1,809
Federal Home Loan	PC Pool G03081	31,057	36
Federal Home Loan	PC Pool G04378	80,671	91
Federal Home Loan	PC Pool G05603	22,155	25
Federal Home Loan	PC Pool G05862	75,058	84
Federal Home Loan	PC Pool G06238	70,967	81
Federal Home Loan	PC Pool G06570	93,107	106
Federal Home Loan	PC Pool G06932	806,972	923
Federal Home Loan	PC Pool G07074	1,189,238	1,318
Federal Home Loan	PC Pool G07568	1,815,257	1,958
Federal Home Loan	PC Pool G07596	897,256	975
Federal Home Loan	PC Pool G08583	2,406,840	2,584
Federal Home Loan	PC Pool G12277	22,592	24
Federal Home Loan	PC Pool G12339	69,268	73
Federal Home Loan	PC Pool G12758	42,445	46
Federal Home Loan	PC Pool G13338	44,407	48
Federal Home Loan	PC Pool G13346	45,292	49
Federal Home Loan	PC Pool G13854	850,401	895
Federal Home Loan	PC Pool G14585	2,482,813	2,612
Federal Home Loan	PC Pool G30305	30,879	34
Federal Home Loan	PC Pool G30458	246,769	279
Federal Home Loan	PC Pool G60034	1,369,762	1,472
Federal Home Loan	PC Pool H09070	23,006	25
Federal Home Loan	PC Pool H09203	15,206	16
Federal Home Loan	PC Pool J08788	337,996	362
Federal Natl Mtg Assn	Pool 256985 FN 11/37 Fixed 7.000%	39,086	44
Federal Natl Mtg Assn	Pool 310048 FN 02/38 Fixed Var	26,973	31
Federal Natl Mtg Assn	Pool 555285 FN 03/33 Fixed Var	80,684	93
Federal Natl Mtg Assn	Pool 677709 FN 02/33 Fixed 5.500%	90,336	101
Federal Natl Mtg Assn	Pool 725206 FN 02/34 Fixed Var	28,640	32
Federal Natl Mtg Assn	Pool 725228 FN 03/34 Fixed Var	307,610	354
Federal Natl Mtg Assn	Pool 725271 FN 02/19 Fixed Var	3,637	4
Federal Natl Mtg Assn	Pool 725330 FN 03/34 Fixed Var	415,400	477
Federal Natl Mtg Assn	Pool 725417 FN 04/18 Fixed Var	3,023	3
Federal Natl Mtg Assn	Pool 735415 FN 12/32 Fixed Var	178,197	205
Federal Natl Mtg Assn	Pool 735523 FN 12/19 Fixed Var	6,385	7
Federal Natl Mtg Assn	Pool 735869 FN 08/35 Floating Var	36,518	39
Federal Natl Mtg Assn	Pool 745238 FN 12/20 Fixed Var	8,891	9
Federal Natl Mtg Assn	Pool 745303 FN 01/36 Floating Var	47,441	50
Federal Natl Mtg Assn	Pool 745398 FN 06/35 Fixed Var	44,814	52
Federal Natl Mtg Assn	Pool 745942 FN 04/34 Fixed Var	51,173	59

* Party-in-interest as defined by ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2016
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

Federal Natl Mtg Assn	Pool 832257 FN 08/35 Floating Var	66,205	$69
Federal Natl Mtg Assn	Pool 888136 FN 12/21 Fixed Var	48,781	52
Federal Natl Mtg Assn	Pool 888151 FN 01/21 Fixed Var	39,826	41
Federal Natl Mtg Assn	Pool 888262 FN 01/22 Fixed Var	27,224	29
Federal Natl Mtg Assn	Pool 888291 FN 03/22 Fixed Var	90,007	97
Federal Natl Mtg Assn	Pool 888365 FN 04/22 Fixed Var	39,874	43
Federal Natl Mtg Assn	Pool 888366 FN 04/37 Fixed Var	700,703	823
Federal Natl Mtg Assn	Pool 888559 FN 06/17 Fixed Var	81,760	83
Federal Natl Mtg Assn	Pool 888631 FN 08/22 Fixed Var	70,097	75
Federal Natl Mtg Assn	Pool 888891 FN 11/37 Fixed Var	50,413	59
Federal Natl Mtg Assn	Pool 888956 FN 03/36 Fixed Var	129,758	148
Federal Natl Mtg Assn	Pool 889390 FN 03/23 Fixed Var	90,305	97
Federal Natl Mtg Assn	Pool 889886 FN 12/37 Fixed Var	73,788	85
Federal Natl Mtg Assn	Pool 907860 FN 02/37 Floating Var	91,565	97
Federal Natl Mtg Assn	Pool 936482 FN 09/21 Fixed 6.000%	27,091	29
Federal Natl Mtg Assn	Pool 995005 FN 10/38 Floating Var	50,386	53
Federal Natl Mtg Assn	Pool 995212 FN 05/36 Fixed Var	136,602	157
Federal Natl Mtg Assn	Pool 995405 FN 10/23 Fixed Var	148,606	160
Federal Natl Mtg Assn	Pool 995487 FN 08/37 Fixed Var	39,306	45
Federal Natl Mtg Assn	Pool 995575 FN 09/36 Fixed Var	31,345	35
Federal Natl Mtg Assn	Pool 995597 FN 03/24 Fixed Var	34,632	37
Federal Natl Mtg Assn	Pool 995694 FN 12/38 Fixed Var	27,827	31
Federal Natl Mtg Assn	Pool 995788 FN 09/36 Fixed Var	504,394	566
Federal Natl Mtg Assn	Pool AB1763 FN 11/30 Fixed 4.000%	428,886	455
Federal Natl Mtg Assn	Pool AD0198 FN 09/38 Fixed Var	199,834	224
Federal Natl Mtg Assn	Pool AD0249 FN 04/37 Fixed Var	241,983	271
Federal Natl Mtg Assn	Pool AD0284 FN 01/24 Fixed Var	65,429	69
Federal Natl Mtg Assn	Pool AD0494 FN 08/37 Fixed Var	37,420	42
Federal Natl Mtg Assn	Pool AD0650 FN 09/39 Fixed Var	45,263	51
Federal Natl Mtg Assn	Pool AD0663 FN 06/36 Fixed Var	185,327	208
Federal Natl Mtg Assn	Pool AD0931 FN 07/35 Fixed Var	62,400	70
Federal Natl Mtg Assn	Pool AE0012 FN 09/38 Fixed Var	144,539	168
Federal Natl Mtg Assn	Pool AE0379 FN 08/24 Fixed Var	34,017	36
Federal Natl Mtg Assn	Pool AE0380 FN 10/24 Fixed Var	129,859	140
Federal Natl Mtg Assn	Pool AE0381 FN 12/24 Fixed Var	571,438	610
Federal Natl Mtg Assn	Pool AE0382 FN 10/24 Fixed Var	93,939	101
Federal Natl Mtg Assn	Pool AE0442 FN 01/39 Fixed Var	143,042	162
Federal Natl Mtg Assn	Pool AE0620 FN 05/24 Fixed Var	90,371	98
Federal Natl Mtg Assn	Pool AE0875 FN 01/25 Fixed Var	125,086	135
Federal Natl Mtg Assn	Pool AL0144 FN 11/37 Floating Var	11,920	13
Federal Natl Mtg Assn	Pool AL1043 FN 10/38 Floating Var	83,027	88
Federal Natl Mtg Assn	Pool AL2439 FN 06/26 Fixed Var	372,475	398
Federal Natl Mtg Assn	Pool AL4147 FN 01/25 Fixed Var	554,671	589
Federal Natl Mtg Assn	Pool AL4165 FN 01/31 Fixed Var	3,867,345	4,162
Federal Natl Mtg Assn	Pool AL4831 FN 02/44 Floating Var	1,280,845	1,319
Federal Natl Mtg Assn	Pool AL4980 FN 02/44 Floating Var	666,404	686
Federal Natl Mtg Assn	Pool AL5129 FN 04/44 Floating Var	1,555,656	1,602
Federal Natl Mtg Assn	Pool AL5441 FN 09/41 Fixed Var	978,675	1,061
Federal Natl Mtg Assn	Pool AL5749 FN 07/42 Fixed Var	1,278,255	1,381
Federal Natl Mtg Assn	Pool AL5931 FN 09/28 Fixed Var	741,546	774
Federal Natl Mtg Assn	Pool AL5957 FN 05/27 Fixed Var	1,781,553	1,881
Federal Natl Mtg Assn	Pool AL5968 FN 10/44 Floating Var	2,296,094	2,350
Federal Natl Mtg Assn	Pool AL6137 FN 07/21 Fixed Var	372,079	399
Federal Natl Mtg Assn	Pool AL7205 FN 12/29 Fixed Var	1,024,609	1,069

* Party-in-interest as defined by ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2016
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

Federal Natl Mtg Assn	Pool AL7306 FN 09/42 Fixed Var	1,890,836	$2,044
Federal Natl Mtg Assn	Pool AL7384 FN 09/45 Fixed Var	1,041,041	1,125
Federal Natl Mtg Assn	Pool AL8816 FN 09/45 Fixed Var	2,179,208	2,344
Federal Natl Mtg Assn	Pool AL9063 FN 02/31 Fixed Var	2,096,010	2,197
Federal Natl Mtg Assn	Pool AL9128 FN 02/46 Fixed Var	432,731	466
Federal Natl Mtg Assn	Pool AL9407 FN 09/42 Fixed Var	581,822	629
Federal Natl Mtg Assn	Pool AL9535 FN 11/46 Floating Var	2,466,057	2,489
Federal Natl Mtg Assn	Pool AO0810 FN 04/42 Floating Var	2,740,000	2,871
Federal Natl Mtg Assn	Pool AR6900 FN 03/43 Floating Var	1,037,575	1,045
Federal Natl Mtg Assn	Pool AS2666 FN 06/34 Fixed 4.000%	302,523	320
Federal Natl Mtg Assn	Pool AT7040 FN 09/44 Floating Var	185,592	190
Federal Natl Mtg Assn	Pool AW4688 FN 05/44 Floating Var	970,230	995
Federal Natl Mtg Assn	Pool AX2197 FN 12/44 Floating Var	806,250	822
Federal Natl Mtg Assn	Pool MA1814 FN 03/34 Fixed 4.000%	2,464,811	2,617
Federal Natl Mtg Assn	Pool MA2055 FN 10/34 Fixed 4.000%	1,954,988	2,078
Federal Natl Mtg Assn	Pool MA2141 FN 01/35 Fixed 4.000%	2,235,908	2,372
Federal Natl Mtg Assn	Pool MA2366 FN 08/35 Fixed 4.000%	1,244,423	1,320
Federal Natl Mtg Assn	Pool MA3894 FN 09/31 Fixed 4.000%	860,377	913
Freddie Mac	Fhr 3312 AB	35,756	40
Freddie Mac	Fhr 4283 EW	873,208	935
Freddie Mac	Fhr 4319 MA	1,701,845	1,833
Vendee Mortgage Trust	Vende 1997 2 Z	85,636	96

Total Mortgages			93,549

U.S. government securities
California St	Cas 03/40 Fixed 7.625%	785,000	1,161
California St	Cas 04/39 Fixed 7.550%	400,000	592
California St	Cas 10/19 Fixed 6.200%	195,000	217
California St	Cas 10/39 Fixed 7.300%	710,000	1,005
Illinois St	ILS 03/18 Fixed 5.665%	2,100,000	2,173
Illinois St	ILS 06/33 Fixed 5.100%	1,450,000	1,282
New Jersey St Turnpike Auth	NJSTRN 01/40 Fixed 7.414%	375,000	542
New Jersey St Turnpike Auth	NJSTRN 01/41 Fixed 7.102%	1,070,000	1,497
US Treasury	N/B 03/17 0.750%	12,000,000	12,007
US Treasury	N/B 05/17 0.875%	7,000,000	7,007
US Treasury	N/B 07/18 0.750%	500,000	497
US Treasury	N/B 09/17 0.625%	10,000,000	9,986
US Treasury	N/B 10/17 0.875%	12,500,000	12,502
US Treasury	N/B 11/18 1.000%	3,500,000	3,489

Total U.S. government securities			53,957

Asset backed securities
Small Business Administration	SBAP 2001 20L 1	17,403	18
Small Business Administration	SBAP 2005 20E 1	28,068	30
Small Business Administration	SBAP 2005 20G 1	27,959	30
Small Business Administration	SBAP 2005 20I 1	33,376	35
Small Business Administration	SBAP 2006 20A 1	34,843	37
Small Business Administration	SBAP 2006 20C 1	48,289	52
Small Business Administration	SBAP 2006 20G 1	90,951	100
Small Business Administration	SBAP 2007 20A 1	66,411	71
Small Business Administration	SBAP 2007 20C 1	104,556	113
Small Business Administration	SBAP 2007 20D 1	98,104	106

* Party-in-interest as defined by ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN
EIN 94-0890210 PLAN NO. 001
SCHEDULE H - PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD
DECEMBER 31, 2016
(thousands of dollars)

(a)	(b)	(c)		(e)
Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Number of
	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Shares / Units	Current Value

	Small Business Administration	SBAP 2007 20G 1	74,984	$83

	Total Assets			675

	Cash Equivalents
*	State Street Bank & Trust Co	Short Term Investment Fund	10,755,658	10,756

	Receivables			2,821

	Liabilities			(3,693)

	TOTAL SEPARATE ACCOUNT			284,152

	TOTAL INVESTMENTS PER FINANCIAL STATEMENTS			19,247,353

*	PARTICIPANT LOANS	Interest rates ranging from 2.23% to 9.76%		135,116

	TOTAL INVESTMENTS PER FORM 5500			$19,382,469

* Party-in-interest as defined by ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON EMPLOYEE SAVINGS INVESTMENT PLAN

Date June 27, 2017	/s/ Christine L. Cavallo
Chevron Corporation, Plan Administrator
By: Christine L. Cavallo Assistant Secretary and Managing Counsel Chevron Corporation

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, dated June 21, 2017.